Ferus Natural Gas Fuels Signs MOU for LNG Supply With Casino and Selwyn Chihong

Use of LNG in Mine Projects Improve Economics While Reducing GHG Emissions; LNG Plant Proposed for Fort Nelson Area to Ensure Long-Term Proximal and Reliable Supply

VANCOUVER, BC -- (Marketwired - September 21, 2016) - Vancouver-based Casino Mining Corporation (Casino) and Selwyn Chihong Mining Ltd. (Selwyn Chihong) have signed a Memorandum of Understanding (MOU) with Ferus Natural Gas Fuels Inc. (Ferus NGF) for liquefied natural gas (LNG) supply to the proposed Casino and the Selwyn Chihong mine projects located in the Yukon and Northwest Territories (NWT).

To ensure proximal and long-term security of supply for the mines, Ferus NGF plans to build and operate a two-phase LNG plant in the vicinity of Fort Nelson, British Columbia (BC). The Fort Nelson area was strategically chosen to minimize the cost of transporting the LNG to the mines, contributing to supply reliability and strong project economics. Each phase, anticipated to be commissioned in 2020 and 2022 respectively, will produce 300,000 US gallons per day of LNG (equivalent in energy to approximately 175,000 gallons per day of diesel) and will supply the power generation plant and mining operations for the two projects.

The proposed LNG plant in Fort Nelson is expected to meet world class safety and environmental performance standards and will be completed in close collaboration and consultation with the relevant community and First Nations groups in northeast BC, Yukon and NWT. Furthermore, this plant will create direct construction and fuel transportation jobs in the region, and with the liquefaction of up to 50 mmcf/day of natural gas, could indirectly create jobs by re-activating some upstream drilling activity.

"The use of LNG instead of diesel in our operations will significantly reduce the cost of power generation and will eliminate 140,000 tonnes per year of CO2 emissions over the current 22-year mine life," said Paul West-Sells, President & CEO of Western Copper and Gold Corp. (Western), the public company that owns Casino. In addition to improved economics, the Selwyn Chihong project is expected to eliminate 115,000 tonnes per year of CO2 emissions over the current 11-year mine life.

"In signing this MOU and adopting LNG as part of the energy portfolio for their projects, Casino and Selwyn Chihong are demonstrating progressive thinking and remarkable leadership," said Dick Brown, President & CEO of Ferus NGF. "Not only does this fuel choice make their projects cleaner and more competitive, demonstrating their commitment to building modern, environmentally responsible mines, it may also benefit neighboring mines, industries and communities currently powered by diesel by making the LNG more broadly available."

"We have chosen to work with Ferus NGF because of their get-it-done approach and proven expertise in the construction and operation of LNG facilities, including the first Canadian merchant LNG plant in Elmworth, Alberta, and the LNG plant under construction in Jacksonville, Florida by its US-based related company Eagle LNG Partners," said Richard Li, CEO & Director of Selwyn Chihong.

About Ferus Natural Gas Fuels Inc.

Ferus NGF is privately held by The Energy & Minerals Group and provides end-to-end LNG and CNG fueling services including liquefaction, compression, transportation, storage and delivery to customers in oil and gas, mining, marine, rail, and remote power generation industries. Ferus NGF built and operates Canada's first merchant LNG plant in Elmworth, Alberta, in addition to owning and operating CNG infrastructure and equipment which fuels oil and gas operations in northeast BC and northwest Alberta. Also within the Ferus group of companies, US-based Ferus Natural Gas Fuels LP is partnered with General Electric in a flare gas capture and CNG supply operation in North Dakota, and its subsidiary Eagle LNG Partners LLC, is progressing one domestic and one export LNG plant project in Jacksonville, Florida to fuel the domestic marine sector and for export to the Caribbean Islands. For more information, visit www.ferus.com.

About Western Copper and Gold Corp. (NYSE MKT: WRN) (TSX: WRN)

Western is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon. For more information, visit www.westerncopperandgold.com

About Selwyn Chihong Mining Ltd.

Selwyn Chihong is a privately owned exploration company with its headquarter in Vancouver BC. Selwyn Chihong is dedicated to develop the proposed Selwyn Project, straddling the border of Yukon and NWT, into successful production. The Selwyn Project is an open pit zinc-lead project with a proposed mine life of more than 11 years. The Selwyn Project is in the exploration stage to conducting more drilling programs and collecting more environmental baseline data to complete the Prefeasibility Study. Selwyn Chihong has been engaging with local First Nations communities on the Project and a Socio-economic Participation Agreement has been negotiated. Selwyn Chihong is dedicated to develop the Project with high and internationally recognized environmental and social standards. For more information, please visit www.selwynchihong.com.

About The Energy & Minerals Group (EMG)

EMG is the management company for a series of specialized private equity funds. EMG was founded by John Raymond (majority owner and CEO) and John Calvert in 2006. EMG focuses on investing across various facets of the global natural resource industry including the upstream and midstream segments of the energy complex. EMG has approximately $14.1 billion of regulatory assets under management (RAUM) and approximately $9.6 billion in commitments have been allocated across the energy sector since inception. For additional information, please visit www.emgtx.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements tend to include words such as "will", "may", "could", "expects", "plans", "estimates", "intends", "anticipates", "believes", "targets", "forecasts", "schedules", "goals", "budgets", or similar terminology. Forward-looking statements herein include, but are not limited to, statements with respect to the timeline of the LNG plant commissioning, construction, and operation; the amount of CO2 reduction as compared to use of diesel for power production; and the Casino Project being Canada's premier copper-gold mine. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; that Western's other corporate activities will proceed as expected, and any additional financing needed will be available on reasonable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. These risks are set forth in Western's most recently filed Form 20-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

For more information, contact:

Blaire Lancaster
Ferus Natural Gas Fuels Inc.
blairelancaster@ferus.com
1.403.605.9755

Chris Donaldson
Western Copper and Gold Corp.
cdonaldson@westerncopperandgold.com
1.604.638.2520

Maurice Albert
Selwyn Chihong Mining Ltd.
malbert@chihongmining.com
1.604.620.6188